December 23, 2020

Division of Corporation Finance

Officer of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn: Karina Dorin; Laura Nicholson

Re:	Camber Energy, Inc.
Withdrawal of Registration Statement on Form S-4
Filed June 4, 2020
File No. 333-238927

Dear Mxes. Dorin and Nicholson:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Camber Energy, Inc., (“Camber”) hereby requests that the above-referenced Registration Statement No. 333-238927, filed with the Commission on June 4, 2020 (the “Registration Statement”), be withdrawn effective immediately.

Camber filed the Registration Statement to register shares of Camber’s common stock to be issued in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of February 3, 2020, as amended and restated by that certain Amended and Restated Agreement and Plan of Merger, dated August 31, 2020, and as subsequently amended (the “Merger Agreement”), between Camber and Viking Energy Group, Inc. On December 23, 2020, the parties to the Merger Agreement mutually agreed to terminate the Merger Agreement and, as a result, Camber has determined to withdraw the Registration Statement. The Registration Statement has not been declared effective, and no securities have been issued or sold under the Registration Statement.

Should you have any questions regarding this application, please contact me.

Sincerely,

CAMBER ENERGY, INC.

By: /s/ Robert Schleizer

Robert Schleizer

Chief Financial Officer